Exhibit 99.1

October 20, 2017

Buenos Aires

To:	Comisión Nacional de Valores (Argentine National Securities Commission)

Re:	Notice of Material Event

To whom it may concern,

We are writing in order to inform you that the province of Córdoba, in its capacity as “Grantor” of the services provided by Aguas Cordobesas S.A. (“ACSA”), has authorized our main subsidiary Banco de Galicia y Buenos Aires S.A. (“the Bank”), through decree 1498, to transfer 900,000 class “E” shares to Benito Roggio e Hijos S.A.

The purchase price for the transference of said shares will be Ps. 9,665,000, which will be paid to the Bank on the date hereof by Benito Roggio.

The transaction described above will not have a significant impact on the Bank’s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.